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October 9, 2014

VIA EDGAR AND FEDEX

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attn:	Jennifer Gowetski

	Re:	Xenia Hotels & Resorts, Inc.
Form 10-12B
Filed August 11, 2014
File No. 001- 36594

Dear Ms. Gowetski:

On behalf of Xenia Hotels & Resorts, Inc., a Maryland corporation (the “Company” or “Xenia”), we hereby transmit for filing under the Securities Exchange Act of 1934, as amended, Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form 10 (the “Registration Statement”), including certain exhibits.

This letter also responds to the September 10, 2014 letter that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in respect of the Registration Statement. The Company’s responses are as follows. For your convenience, the Staff’s comments are reproduced below in bold type and are followed by the Company’s responses. Where we have revised the disclosure in the Amendment in response to one of the Staff’s comments, we have noted the applicable page number of the Information Statement (the “Information Statement”) that forms part of the Amendment in the response to such comment. In addition, certain marked copies of the Amendment provided to the Staff have been marked with the number of the response next to the corresponding text of the Amendment.

General

1.	Please update the financial statements, pro formas, and other financial information presented within your filing.

Response: The Company respectfully acknowledges the Staff’s comment and has updated the financial statements, pro formas and other financial information in the Amendment. Certain information not known at this time will be provided in a subsequent amendment to the Registration Statement.

October 9, 2014 Page 2

2.	Please note that the Form 10 goes effective by lapse of time 30 days after the receipt by the Commission of a certification by the national securities exchange that the security has been approved by the exchange for listing and registration, pursuant to Section 12(d) of the Securities Exchange Act of 1934. Please be aware that you will be subject to the reporting requirements under Section 13(a) of the Exchange Act at such time, even if we have not cleared our comments. In this regard, we note that on pages 22 and 73 in the information statement, as a condition to completion of the spin-off, you state that the SEC shall have “declared effective” the registration statement on Form 10. Please revise your filing and confirm your understanding that the registration statement will be deemed effective by lapse of time 30 days after receipt of the exchange certification. Please note, however, that we will continue to review your filing on Form 10 until all of our comments have been addressed.

Response: The Company confirms its understanding that its Registration Statement on Form 10 will be deemed effective by lapse of time 30 days after receipt of certification from the New York Stock Exchange (“NYSE”) that its common stock has been approved for listing and registration, and that it will become subject to the Exchange Act at such time even if all Staff comments have not been cleared. Currently, the Company intends to request an acceleration of effectiveness for the Form 10 upon the delivery of the NYSE notification to the Commission. The Company has revised its disclosure, as applicable, throughout the Information Statement to state that, as a condition to the completion of the spin-off, its registration statement on Form 10 shall have “become effective.” See page 24 in the “Summary” section and page 73 in the “Our Separation from Inland American” section.

3.	We note your statement that no vote of Inland American’s stockholders is required in connection with the distribution. Please provide us a legal analysis regarding the basis for this statement.

Response: The Company respectfully advises the Staff that, pursuant to Section 3-104(a)(1) of the Maryland General Corporation Law, “unless the charter or bylaws of a corporation provide otherwise, the approval of the stockholders and articles of transfer … are not required for any …[t]ransfer of assets by a corporation … as a distribution as defined in Section 2-301 of this article.” The charter and bylaws of Inland American Real Estate Trust, Inc. (“Inland American”) do not “provide otherwise.” Section 2-301 defines a “distribution” to include a “direct or indirect transfer of money or other property of the corporation in respect of any of its shares.” The shares of Xenia’s common stock constitute property owned by Inland American; thus, a distribution to the stockholders of Inland American of 95% of the shares of Xenia’s common stock owned by Inland American will not trigger a stockholder vote under Maryland law.

4.	Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement, including, but not limited to, market research data prepared by Smith Travel Research, PKF Hospitality Research, LLC, and Lodging Econometrics, Inc. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Exchange Act Rule 12b-4 and that such material should be returned to the registrant upon completion of the staff review process. Please also highlight the specific portions that you are relying upon so that we can reference them easily. In addition, please confirm to us that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.

October 9, 2014 Page 3

Response: In response to the Staff’s comment, the Company is supplementally providing the Staff with a binder that contains copies of materials, with highlights to facilitate reference to the relevant statements, which support the business and industry data used in the Registration Statement (the “Supporting Materials”).

Pursuant to Rule 12b-4 under the Exchange Act, the Supporting Materials are being provided to the Staff on a supplemental basis only under separate cover and are not to be filed with or deemed part of or included in the Registration Statement. Pursuant to Rule 12b-4, and on behalf of the Company, we request that the Supporting Materials be returned to the Company upon completion of your review thereof.

Exhibit 99.1

Information Statement Cover Page

5.	Please clarify here that the distribution is a taxable event.

Response: The Company has revised the cover page of the Information Statement in response to the Staff’s comment.

Certain Defined Terms, page iii

6.	With respect to the RevPAR Penetration Index, please revise to clarify whether your management selects each hotel’s competitive set and how the competitive set is selected.

Response: The Company respectfully acknowledges the Staff’s comment and has removed the term RevPAR Penetration Index from page iv of the Amendment and the Registration Statement and revised the disclosure on pages 148 and 149 of the Amendment accordingly.

Summary, page 1

7.	We note your disclosure throughout the information statement that you invest in premium full service, lifestyle, and urban upscale hotels. Please revise to briefly explain what you mean by these terms.

Response: The Company has revised the disclosure in the Amendment in response to the Staff’s comment. See pages iv and 93 of the Amendment.

8.	Please revise to balance the disclosure in your summary section to include a brief description of the most significant risks associated with owning shares of Xenia common stock.

Response: The Company has revised the disclosure on pages 12-13 of the Amendment in response to the Staff’s comment.

October 9, 2014 Page 4

9.	We note your disclosure on page 3 regarding examples of how you have recently executed your strategy. Please revise to briefly explain how the acquisitions listed here exemplify your executed strategy.

Response: The Company has revised its disclosure on page 3 of the Amendment in response to the Staff’s comment.

10.	We note your disclosure on page 3 that the Suburban Select Service Portfolio is currently being marketed for sale by Inland American. Please revise, here or elsewhere as appropriate, to explain how hotels were selected for your portfolio. In addition, please clarify why the Suburban Select Service Portfolio is being sold and will not be owned by Xenia subsequent to the reorganization transactions and distribution.

Response: The Company has revised the disclosure on page 13 of the Amendment in response to the Staff’s comment.

Reasons for the Separation, page 3

11.	We note your statement that, in the event the separation does not result in the listed benefits, the costs associated with the separation could have a material adverse effect on each company. Please revise the summary to briefly describe and quantify these costs.

Response: The Company has revised the disclosure on page 5 of the Amendment to briefly describe the costs associated with the separation and to note that such costs are not quantifiable.

Our Competitive Strengths, page 6

12.	We note your references to nominal RevPAR and RevPAR premium on page 6. Please define these terms. Please also revise to clarify whether the “national average” RevPAR calculation includes hotels outside of your chain scales. In addition, please clarify the breakdown of your hotels in terms of luxury, upper upscale and upscale as part of this discussion.

Response: The Company has revised its disclosure on pages 7 and 134 of the Amendment so that it no longer uses the terms “nominal RevPAR” and “RevPAR premium” and has clarified that the “national average” RevPAR calculation includes hotels outside of its chain scales. The Company has also revised its disclosure on pages 7 and 134 of the Amendment to clarify the breakdown of its hotels in terms of luxury, upper upscale and upscale.

13.	We note that you have invested $188 million in capital expenditures from 2008 to 2013. Please revise to provide a breakdown of such capital expenditures for each year similar to your disclosure regarding acquisitions on page 8. In addition, please confirm that your commitments to fund capital expenditures for next year are covered by reserves or revise accordingly.

Response: The Company has revised its disclosure on page 134 of the Amendment to provide a breakdown of its capital expenditures for each year similar to its disclosure regarding acquisitions on page 9 of the Amendment. The Company has revised its disclosure on page 123 to confirm that it maintains reserves to fund future capital expenditures, and to provide the amount of such reserves as of June 30, 2014 and December 31, 2013. The Company also respectfully directs the Staff

October 9, 2014 Page 5

to its existing disclosure on page 123, which states that, “To the extent that the furniture, fixtures and equipment reserves are not available or adequate to cover the cost of the renovation, we will fund all or the remaining portion of the renovation with cash and cash equivalents on hand, our unsecured revolving credit facility and/or other sources of available liquidity.”

14.	We note your disclosure on page 6 regarding your diversified portfolio with a national footprint and the map on page 7. We further note the disclosure on page 36 that approximately 43% of rooms in your system were located in Texas and California. Please revise to balance the disclosure in the summary or advise.

Response: The Company has revised the disclosure on pages 7 and 134 of the Amendment in response to the Staff’s comment.

Business and Growth Strategies, page 9

15.	We note your references to “aggressive asset management” in this section. Please balance this disclosure with a brief discussion of the limitations on your ability to participate in operating decisions under the terms of your hotel management agreements, and to provide examples of your intended “aggressive asset management” actions, per your disclosure on page 34 and 140.

Response: The Company has revised its disclosure on pages 11 and 137 of the Amendment in response to the Staff’s comment.

Our Tax Status, page 15

16.	Please include a reference to the risk factors on page 53, explaining that Inland American has identified potential failures in satisfying certain REIT qualification requirements, and the risks that this situation poses to your REIT status. Additionally, please tell us whether the IRS reaching a conclusion on the closing agreements is a condition to the distribution.

Response: The Company respectfully advises the Staff that on September 9, 2014, Inland American and MB REIT (Florida), Inc. entered into the closing agreements with the IRS that were referenced in the risk factors on page 53 of the initial Registration Statement. These agreements are binding and resolve the uncertainties addressed in the risk factor, and therefore the Company has removed the risk factor.

Distribution Policy

17.	Please revise to clarify throughout that distributions are not assured.

Response: The Company has revised the disclosure on page 17 of the Amendment in response to the Staff’s comment. In addition, the Company respectfully directs the Staff to its existing disclosure regarding distributions in the section titled “Distribution Policy” on page 76 and to the risk factor titled “Our cash available for distribution to stockholders may not be sufficient to pay distributions at expected or required levels, and we may need external sources in order to make such distributions, or we may not be able to make such distributions at all, which could cause the market price of our common stock to decline significantly” on page 60.

October 9, 2014 Page 6

We may be unable to satisfy our debt obligations upon a change of control, page 50

18.	We note your disclosure that a change of control may trigger certain penalties and fees under your debt obligations. Please clarify whether the spin-off transaction will amount to a change in control that would trigger any such penalties and fees.

Response: The Company has revised the disclosure on page 51 of the Amendment in response to the Staff’s comment.

Failure to qualify as a REIT, or failure to remain qualified as a REIT, would cause us to be taxed as a regular corporation . . ., page 52

19.	We note your disclosure that you expect to receive an opinion from counsel that you will be organized in conformity with the requirements for qualification and taxation as a REIT for the year ending December 31, 2014. Please tell us whether you anticipate being in a position to receive such an opinion before this filing becomes effective, and if so, if you intend to file the opinion as an exhibit.

Response: The Company respectfully advises the Staff that the separation and distribution agreement that will be entered into with respect to the spin-off will require an opinion of counsel regarding Xenia’s ability to elect to be taxed as, and to operate in a manner that will allow Xenia to qualify as, a REIT for federal income tax purposes, commencing with the short taxable year ending December 31, 2014. Accordingly, the Company will receive such an opinion of counsel concurrently with the closing of the spin-off but does not expect to receive the opinion prior to the time that the Registration Statement becomes effective. Counsel to the Company has advised the Company that it is aware of no issue that would prevent it from delivering such an opinion at the closing of the spin-off. Because such an opinion of counsel is not required to be filed as an exhibit to a registration statement on Form 10, the Company does not intend to file such opinion as an exhibit to the Registration Statement.

Results of Operations, page 100

Comparison of the three months ended March 31, 2014 and 2013, page 100

20.	We note that the operating statistics on page 100 for the Xenia Portfolio as of March 31, 2014, do not appear to be the same as the operating statistics for the Xenia Portfolio as of March 31, 2014, as disclosed on pages 2 and 136-37. We also note that the operating statistics on page 106 for the years ended December 31, 2013, 2012, and 2011, do not appear to be the same as the operating statistics for the Xenia Portfolio as of the same periods, as disclosed on pages 2 and 136-37. Please reconcile these disclosures or explain to us why they are different.

Response: The Company respectfully advises the Staff that the operating statistics for the Xenia Portfolio as presented for the interim and annual periods in the “Summary” and “Business and Properties” sections of the Amendment differ from the operating statistics presented for the same periods in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Amendment due to the fact that operating statistics for the Xenia Portfolio in the “Summary” and “Business and Properties” sections include full-year (or full-quarter) data for any hotel acquired during the applicable period whereas the operating statistics in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section only reflect operating data for hotels acquired since their dates of acquisition (rather

October 9, 2014 Page 7

than the full period). Footnotes (2) to the operating statistics tables on pages 2 and 138 and footnote (1) to the operating statistics table on page 139 of the “Summary” and “Business and Properties” sections clearly state how acquired hotels are treated for the period. In response to the Staff’s comment, in addition to having the disclosure in the paragraph leading into the operating statistics tables on page 102, the Company has revised the disclosure on pages 102 and 108 to include a footnote to the operating statistics tables for the interim and annual periods, respectively, to clarify how acquired hotels are treated for purposes of the operating data included in the tables. While the Company believes that its treatment of acquired hotels is appropriate as reflected in the operating statistics tables in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section due to the fact that “Management’s Discussion and Analysis of Financial Condition and Results of Operations” is a discussion of the Company’s actual financial results, the Company respectfully advises the Staff that it believes it is appropriate for the disclosure in the “Summary” and “Business and Properties” sections of the Amendment to include full-year or full-quarter data for acquired hotels in the period as the Company has such information for the acquired hotels from their prior owners and including such information gives investors a more complete picture of the operating performance of these hotels for the period due to the impact of seasonality on the business.

Additionally, the Company respectfully advises the staff that to the extent the operating statistics for the Xenia Portfolio in the “Summary” and “Business and Properties” sections include hotels operated by Marriott, they reflect a 52-53 week fiscal calendar used by Marriott at that time, as stated in footnote (2) to the operating statistics tables on pages 2 and 138, and footnote (1) to the operating statistics table on Page 139, whereas the operating statistics in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations section reflect a January 1 to December 31 fiscal calendar year for all hotels, including those operated by Marriott, as reflected by the new footnotes to the operating statistics tables on pages 102 and 108.

Borrowings, page 120

21.	We note that the table on page 120 does not include your allocated portion of Inland America’s senior unsecured credit facility. Please clarify here, if true, that you will not have any outstanding debt with regards to this facility as of the distribution date, per your disclosure on page 170.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 122 of the Amendment to clarify that it will not have any outstanding debt with regards to Inland American’s unsecured credit facility as of the distribution date.

22.	Please revise here to disclose the material financial covenants for each of your outstanding mortgage loans. Please also discuss your current compliance with such covenants.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 122 of the Amendment.

Our Hotels, page 139

23.	We note your disclosure throughout the information statement that you intend to acquire hotels in Top 25 Markets. If any of your hotels are not located in the Top 25 Markets, please disclose this fact here. Similarly, if any of your hotels are not consistent with your investment strategy in any other manner, please disclose such differences here.

October 9, 2014 Page 8

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 141 of the Amendment to identify which of its hotels are in the Top 25 Markets or key leisure destinations. The Company respectfully advises the Staff that, as described in the Information Statement, pursuant to our investment strategy, we primarily target markets and sub-markets with particular positive characteristics, such as multiple demand generators, favorable supply and demand dynamics and attractive projected RevPAR growth, with a focus on the Top 25 Markets and key leisure destinations. Following the separation of the Suburban Select Service Portfolio, we believe our portfolio of 48 hotels, including two hotels under development, is consistent with this investment strategy.

24.	We note your inclusion of the two hotels under development in the table on page 140. Please provide more disclosure regarding the status of these hotels, including costs incurred to date, material terms of the mortgage loans, and the identity of the partners in your joint ventures. Further, in light of your disclosure that you seek properties unencumbered by debt that will not require joint venture ownership, please also describe what factors you considered when acquiring these hotels.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 142 of the Amendment to provide more disclosure regarding the status of the two hotels under development and to describe the factors it considered when choosing to develop these hotels.

Project Management, page 140

25.	We note your disclosure on page 131 and elsewhere that you have invested approximately $188 million since 2008 in capital expenditures to competitively position your portfolio. Please revise this section to provide more details about the specific renovation projects that you have completed, including the locations and types of renovations undertaken. Please also disclose whether you are currently renovating, or have plans to renovate any of your hotels in the near future.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 143 of the Amendment to provide more details about the specific renovation projects that it has completed, and to disclose plans to renovate certain of its hotels in the near future.

Management, page 150

26.	Please clarify the dates during which Mr. Verbaas served as President and CEO of Inland American Lodging Advisor, Inc.

Response: The Company has revised the disclosure on page 152 of the Amendment in response to the Staff’s comment.

Employment Agreements, page 157

27.	Please clarify whether your Compensation Committee will review and either adopt or revise the existing employment agreements entered into on July 1, 2014.

Response: The Company respectfully advises the Staff that it is anticipated that the existing employment agreements entered into on July 1, 2014 will remain in effect, however it is also anticipated that the Compensation Committee, once formed, will review the agreements and may propose revisions to the agreements as a result of its review.

October 9, 2014 Page 9

28.	We note your disclosure on page 158 regarding the valuation of notional units of the Company. Please revise to disclose how you determined this valuation.

Response: The Company has revised the disclosure on page 160 of the Amendment in response to the Staff’s comment.

Unaudited Pro Forma Combined Consolidated Financial Statements

29.	Please disclose the total estimated one-time costs of the transaction and confirm that such costs will not be included within the pro forma statements of operations. In your response, please address whether any such costs are included within your historical amounts.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that in a subsequent amendment to the Form 10, the Company will disclose in the notes to the pro forma combined consolidated statements of operations the total estimated non-recurring costs of the transaction, and confirms that such costs will not be included in the pro forma combined consolidated statements of operations.

Wah Kalakaua Owner, L.P. Financial Statements

General

30.	Please provide to us your significance tests and your basis for only presented one full year of audited financial information. In addition, please tell us why you believe that it is appropriate to not present interim financial information.

Response: The Company respectfully advises the Staff that it evaluated the significance of the acquisition of the Aston Waikiki Beach Hotel on February 28, 2014 under S-X Rule 1-02(w). Under S-X Rule 1-02(w), the Company calculated significance under the following tests, using data from the most recently completed fiscal year (in thousands):

•	Asset Test: Total assets of the Aston Waikiki Beach Hotel as of December 31, 2013 divided by the total assets of the Prior Combined Portfolio as of December 31, 2013:

•	$109,099 / $3,756,658 = 2.9%

•	Earnings Test: Pre-tax income of the Aston Waikiki Beach Hotel for the year-ended December 31, 2013 divided by the pre-tax income of the Prior Combined Portfolio for the year-ended December 31, 2013:

•	$8,614 / $50,037 = 17.2%

•	Investment Test: Gross investment in the Aston Waikiki Beach Hotel (the Company’s purchase price) divided by the total assets of the Prior Combined Portfolio as of December 31, 2013:

•	$183,000 / $3,756,658 = 4.9%

The Company further followed the reporting requirements prescribed in S-X Rule 3-05. If any test exceeded 20%, but was less than 40%, audited financial statements for one year were required. The highest percentage from the significance calculations was 17.2%. Although the percentage was slightly below the 20% threshold for reporting one year of audited financial statements, prior to obtaining audited financial statements, the Company made estimates to calculate the

October 9, 2014 Page 10

significance test and determined that it was prudent to consider the acquisition individually significant and present one year of audited financial statements for the Aston Waikiki Beach Hotel. Furthermore, as the Aston Waikiki Beach Hotel was acquired on February 28, 2014, the Company determined that presentation of interim financial information for the three months ended March 31, 2014 was not required as such interim date was post acquisition.

If you have any questions regarding the foregoing responses or Amendment No. 1 or need additional information, please do not hesitate to contact me by telephone at (312) 876-7681 or cathy.birkeland@lw.com.

Very truly yours,

/s/ Cathy A. Birkeland
Cathy A. Birkeland
of LATHAM & WATKINS LLP

Enclosures

cc: Marcel Verbaas, President and Chief Executive Officer, Xenia Hotels & Resorts, Inc.